Starbox Group Holdings Ltd.

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian

September 26, 2023

Re:	Starbox Group Holdings Ltd.
Registration Statement on Form F-3, as amended (File No. 333-274484)
Initially Filed September 12, 2023

Dear Mr. Nalbantian:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Starbox Group Holdings Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on September 28, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Lee Choon Wooi
Name:	Lee Choon Wooi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC